

May 31, 2011

Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
BookMerge Technologies Inc.
1560 N. Maple St.
Corona, California 92880

> **RE:** **BookMerge Technologies, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Forms 10-Q for the Periods Ended September 30, 2010 and December 31, 2010**
> **File No. 333-152837**

Dear Mr. Carter:

We issued comments to you on the above captioned filing on April 8, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by June 14, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by June 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424, if you have any questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief